Mr. David R Humphrey
Branch Chief
Division of Corporate Finance
US Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC. 20549
USA

27 January 2006

Dear Mr. Humphrey

Thank you for your letter of December 28, 2005, containing comments with respect to the Form 20-F for the fiscal year ended December 31, 2004 (the "2004
Form 20-F") of AB Volvo ("Volvo", "the Company"). Having now had the opportunity to carefully consider your comments, I have set out below our responses. For your convenience, we have included the Staff's comments in italics, followed by our responses.

Cash flow statement presentation

Classification of the cash flow effects of customer-financing receivables from the sale of inventory in investing activities in Volvo Corporation's consolidated statement of cash flow does not appear to comply with the requirements of SFAS 95. Paragraph 22a of SFAS 95 states that cash receipts from the sales of goods or services are operating cash flows. Paragraph 22a clarifies that classification as an operating activity is required regardless of whether those cash flows stem from the collection of the receivable from the customer or the sale of the customer receivable to others; regardless of whether those receivables are on account or stem from the issuance of a note; and regardless of whether they are collected in the short-term or the long-term. It is important to note that SFAS 102 did not change this requirement. SFAS 102 addressed in part whether loans made by financial and similar institutions were sufficiently similar to product inventory of non-financial institutions such that the cash flow effects of those loans should be classified in the statement of cash flows in the same way as the cash flow effects from the sale of inventory, as operating activities. SFAS 102 did not alter the requirement in paragraph 22a to classify cash receipts from the sale of inventory as operating activities. As the SFAS 95 basis for conclusions indicates in paragraphs 93 to 96, the FASB considered and rejected classifying any portion of the cash receipts from sale of inventory as investing activities.

If you present in Volvo Corporation's consolidated statement of cash flows inventory cash flows between the registrant and/or its consolidated subsidiaries as an investing cash outflow and an operating cash inflow in the period Volvo Corporation sells inventory, and there is no cash inflow to Volvo Corporation on a consolidated basis from the inventory sale, we believe such a presentation represents an error in Volvo Corporation's consolidated financial statements.

AB Volvo Response:

We confirm to the Staff that there are certain sales transactions between the Volvo Industrial & Commercial ("I&C") divisions and Volvo Financial Services ("VFS") where cash is transferred between VFS and I&C in connection with assets that are financed by VFS. These sales transactions are eliminated in our consolidated cash flow statement.

Similarly, if you present cash receipts from customer-financing receivables generated by the sale of inventory as investing activities in Volvo Corporation's consolidated statements of cash flows; we believe such classifications represent errors. Such errors, if material, may require restatement of Volvo Corporation's historical financial statements.

AB Volvo Response:

Volvo is required to prepare its financial statements in accordance with International Financial Reporting Standards ("IFRS") for the first time in our Annual Report for 2005. In conjunction with preparation for this and in response to the Staff's comment, we have reviewed our cash flow presentation from an IFRS perspective. As a result of this we have concluded that a reclassification in the cash flow statement of the item "Customer-financing receivables, net" from investing activities to operating activities is required. Such an adjustment would reduce cash flows from operating activities by SEK 7.4 billion in 2004 and increase investing activities by the same amount. This adjustment would not impact any other part of our consolidated cash flow statement.

The majority of cash flows included within "Customer-financing receivables, net" relate to transactions where the sale of inventory by a dealer has been financed by VFS.

Under IFRS we now believe that all of these cash flows should be reflected as part of cash flows from operating activities, in accordance with paragraphs 14 and 15 of IAS 7.

Under US GAAP however, where cash has been received from a dealer for the sale of a truck independently of finance being provided by VFS, we believe that this would represent a cash inflow from operating activities. If VFS were to subsequently provide customer financing to facilitate the purchase of the same product from the dealer, we believe that in accordance with paragraph 17 of FAS 95, this would be treated as a cash outflow from investing activities, and subsequent cash inflows from the financing would also be treated as investing activities. Such a difference, if material, between IFRS and US GAAP will be discussed in our 2005 financial statements.

Please tell us whether our understanding of your policy and its effects are correct. If they are correct, please tell us in your response how you plan to address the matters raised above.

AB Volvo Response:

We expect to release our 2005 preliminary results announcement, including cash-flow information, on February 3, 2006. Our 2005 annual report and accounts will be mailed to shareholders in early March 2006 and our filing on Form 20-F containing our 2005 financial statements will follow.

Our 2005 financial statements will be prepared in accordance with IFRS (our "IFRS Financial Statements") and we will reclassify the Customer-financing receivables, net, to be included in Cash flows from operating activities. The comparative year, 2004, will be reclassified accordingly. These financial statements will include the following reclassified adjusted cash flow statement, please see enclosure A.

Our IFRS Financial Statements will include a narrative discussion of significant differences between IFRS and US GAAP that are applicable to AB Volvo, along with a reconciliation of net income and shareholder's equity between IFRS and US GAAP. In accordance with the requirements of Item 18 of Form 20-F, we will not present a US GAAP cash flow reconciliation as our consolidated cash flow statement will be prepared in accordance with IAS 7, Cash flow Statements.

Please also confirm our understanding, if true, that "other" receivables do not relate to the sale of inventory by Volvo Corporation.

AB Volvo Response:

In response to the Staff's comment, Volvo can confirm that the major part of "Other receivables" does not relate to the sale of inventory.

Finally, please tell us whether you enter into sales-type leases with dealers and, if so, how you present such cash flows on the consolidated statements of cash flows and why.

AB Volvo Response:

The Company supplementally advises the Staff that Volvo does not enter into sales-type leases with dealers.

Closing comments

I hope that our responses to your comments are satisfactory, and that our proposal to revise the disclosure in our 2005 preliminary results announcement, 2005 Swedish Annual Report and in our 2005 Form 20-F is acceptable to you.

Please do not hesitate to call me, at +46 31 66 10 06, or Mikael Hagstrom, Head of Group Accounting, at + 46 31 66 13 26, if you have any questions regarding the matters outlined above.

Thank you for your consideration of this submission.

Yours sincerely,

AB VOLVO

/s/ Par Ostberg

Par Ostberg
Senior Vice President & Chief Financial Officer











Copies to:
Securities and Exchange Commission
----------------------------------
Beverly Singleton

PricewaterhouseCoopers
----------------------
Olof Herolf, Stockholm
David Schmid, London

Enclosure A

To illustrate the re-classified cash-flow statement, based on Volvo's latest quarterly report.

As presented in the quarterly report                                  Re-classified Customer Finance receivables, net
In the Volvo Annual Report sub-totals for Investing and Financing Activities are presented.
-----------------------------------------------------------------------------------------------------------------------------------
Cash-flow statement          Third quarter  First nine months Cash-flow statement           Third quarter   First nine months
SEK billion                  2005    2004   2005    2004      SEK billion                   2005    2004     2005   2004
-----------------------------------------------------------------------------------------------------------------------------------
Operating activities                                            Operating activities
Operating income             4,0     3,1    13,9     9,6        Operating income             4,0     3,1    13,9     9,6
Depreciation and                                                Depreciation and
  amortization               2,5     2,6     7,2     7,9          amortization               2,5     2,6     7,2     7,9
Other non-cash items         0,4     0,3     0,1     0,1        Other non-cash items         0,4     0,3     0,1     0,1
Change in working capital   (2,6)   (6,0)   (8,4)   (6,3)       Change in working capital   (2,6)   (6,0)   (8,4)   (6,3)
                                                                Customer Finance
                                                                  receivables, net          (1,2)   (0,9)   (4,9)   (4,4)
Financial items and income                                      Financial items and income
  taxes                     (1,0)   (0,2)   (1,3)   (0,8)         taxes                     (1,0)   (0,2)   (1,3)   (0,8)
                            -----------------------------                                   -----------------------------
Cash flow from operating                                        Cash flow from operating
  activities                 3,3    (0,2)   11,5    10,5          activities                 2,1    (1,1)    6,6     6,1

Investing activities                                            Investing activities
Investments in fixed assets (2,5)   (1,7)   (6,7)   (4,9)       Investments in fixed assets (2,5)   (1,7)   (6,7)   (4,9)
Investment in leasing                                           Investment in leasing
  vehicles                  (0,7)   (0,8)   (3,0)   (3,2)         vehicles                  (0,7)   (0,8)   (3,0)   (3,2)
Disposals of fixed assets                                       Disposals of fixed assets
  and leasing vehicles       0,7     0,7     2,0     1,8          and leasing vehicles       0,7     0,7     2,0     1,8
Customer Finance
  receivables, net          (1,2)   (0,9)   (4,9)   (4,4)
                            -----------------------------                                   -----------------------------
Operating cash flow         (0,4)   (2,9)   (1,1)   (2,0)       Operating cash flow         (0,4)   (2,9)   (1,1)   (2,0)
Investments in shares, net  (0,1)    0,0     0,2    15,0        Investments in shares, net  (0,1)    0,0     0,2    15,0
Adquired and divested                                           Adquired and divested
  operations                 0,1     0,0     0,3     0,0          operations                 0,1     0,0     0,3     0,0
Interest-bearing                                                Interest-bearing
  receivables incl                                                receivables incl
  marketable securities      1,2     1,7     3,6    (6,7)         marketable securities      1,2     1,7     3,6    (6,7)
                            ----------------------------                                     ----------------------------
Cash flow after net                                             Cash flow after net
  investments                0,8    (1,2)    3,0     8,1          investments                0,8    (1,2)    3,0     8,1

Financing activities                                            Financing activities
Change in loans, net         0,5     0,3     2,9    (7,4)       Change in loans, net         0,5     0,3     2,9    (7,4)
Dividend paid to AB Volvo                                       Dividend paid to AB Volvo
  shareholders               0,0     0,0    (5,1)   (3,4)         shareholders               0,0     0,0    (5,1)   (3,4)
Repurchase of own shares       -       -    (1,8)       -       Repurchase of own shares       -       -    (1,8)       -
Other                        0,0     0,0     0,0     0,0        Other                        0,0     0,0     0,0     0,0
                            -----------------------------                                   -----------------------------
Change in liquid funds                                          Change in liquid funds
  excl translation                                                excl translation
  differences                1,3    (0,9)   (1,0)   (2,7)         differences                1,3    (0,9)   (1,0)   (2,7)
Translation difference on                                       Translation difference on
  liquid funds               0,0     0,0     1,0     0,2          liquid funds               0,0     0,0     1,0     0,2
                            -----------------------------                                   -----------------------------
Change in liquid funds       1,3    (0,9)    0,0    (2,5)       Change in liquid funds       1,3    (0,9)    0,0    (2,5)
-----------------------------------------------------------------------------------------------------------------------------------